UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d
1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Syms Corp.
(Name of Issuer)

Common Stock, par value $0.05 per share
(Title of Class of Securities)

871551107
(CUSIP Number)

Mr. James A. Mitarotonda
c/o Barington Companies Equity Partners, L.P.
888 Seventh Avenue, 17th Floor
New York, NY 10019
(212) 974-5700
 (Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

October 24, 2007
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

(Continued on following pages)

(Page 1 of 29 Pages)

        SCHEDULE 13D

CUSIP No. 871551107                                                                        Page 2 of 30 Pages

1)    NAME OF REPORTING PERSON
Barington Companies Equity Partners, L.P.
 __________________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                              (b)            ☐
__________________________________________________________________________________________
3)    SEC USE ONLY
__________________________________________________________________________________________
4)    SOURCE OF FUNDS        WC
__________________________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
__________________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
__________________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                266,376
SHARES                                    ____________________________________________________________________
BENEFICIALLY                                  8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           ___________________________________________________________________
REPORTING                                        9)           SOLE DISPOSITIVE POWER
PERSON                                                                           266,376
WITH                                           ___________________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
__________________________________________________________________________________________
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
266,376
__________________________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   ☐
______________________________________________________________________
13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.81%
______________________________________________________________________
14)    TYPE OF REPORTING PERSON
PN
______________________________________________________________________

        SCHEDULE 13D

CUSIP No. 871551107                                                                        Page 3 of 30 Pages

1)           NAME OF REPORTING PERSON
Barington Companies Investors, LLC
 _______________________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                                  (b)            ☐
_______________________________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________________________
4)    SOURCE OF FUNDS        OO
_______________________________________________________________________________________________
5)            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
_______________________________________________________________________________________________
6)     CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
_______________________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                266,376
SHARES                                     ________________________________________________________________________
BENEFICIALLY                                  8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           ________________________________________________________________________
REPORTING                                        9)           SOLE DISPOSITIVE POWER
PERSON                                                                           266,376
WITH                                           ________________________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
_______________________________________________________________________________________________
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
266,376
_______________________________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
__________________________________________________________________________
13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.81%
__________________________________________________________________________
14)    TYPE OF REPORTING PERSON
OO
__________________________________________________________________________

        SCHEDULE 13D

CUSIP No. 871551107                                                                        Page 4 of 30 Pages

1)    NAME OF REPORTING PERSON
Barington Investments, L.P.
 ___________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                              (b)            ☐
___________________________________________________________________________________
3)    SEC USE ONLY
___________________________________________________________________________________
4)    SOURCE OF FUNDS        WC
___________________________________________________________________________________
5)            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
___________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
___________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                136,117
SHARES                                    ____________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           ____________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           136,117
WITH                                           ____________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
____________________________________________________________________________________
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
136,117
____________________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
_________________________________________________________________
13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.93%
_________________________________________________________________
14)    TYPE OF REPORTING PERSON
PN
_________________________________________________________________

        SCHEDULE 13D

CUSIP No. 871551107                                                                        Page 5 of 30 Pages

1)           NAME OF REPORTING PERSON
Barington Companies Advisors, LLC
 ___________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                              (b)            ☐
___________________________________________________________________________________
3)    SEC USE ONLY
___________________________________________________________________________________
4)    SOURCE OF FUNDS        OO
___________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
___________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
___________________________________________________________________________________
7)             SOLE VOTING POWER
NUMBER OF                                                                136,117
SHARES                                     ____________________________________________________________
BENEFICIALLY                                  8)             SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           ____________________________________________________________
REPORTING                                        9)            SOLE DISPOSITIVE POWER
PERSON                                                                           136,117
WITH                                           ____________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
___________________________________________________________________________________
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
136,117
___________________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
_________________________________________________________________
13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.93%
_________________________________________________________________
14)    TYPE OF REPORTING PERSON
OO
_________________________________________________________________

        SCHEDULE 13D

CUSIP No. 871551107                                                                        Page 6 of 30 Pages

1)            NAME OF REPORTING PERSON
Benchmark Opportunitas Fund plc
 ______________________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                                                  (b)            ☐
______________________________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________________________
4)    SOURCE OF FUNDS        WC
_______________________________________________________________________________________________
5)            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
_______________________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Ireland
_______________________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                46,863
SHARES                                     ________________________________________________________________________
BENEFICIALLY                                  8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           ________________________________________________________________________
REPORTING                                        9)           SOLE DISPOSITIVE POWER
PERSON                                                                           46,863
WITH                                           ________________________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
_______________________________________________________________________________________________
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,863
_______________________________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
__________________________________________________________________________
13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.32%
__________________________________________________________________________
14)    TYPE OF REPORTING PERSON
CO
__________________________________________________________________________

        SCHEDULE 13D

CUSIP No. 871551107                                                                        Page 7 of 30 Pages

1)    NAME OF REPORTING PERSON
Barington Offshore Advisors, LLC
 _______________________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                              (b)            ☐
_______________________________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________________________
4)    SOURCE OF FUNDS        OO
_______________________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
_______________________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
_______________________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                46,863
SHARES                                     ________________________________________________________________________
BENEFICIALLY                                  8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           ________________________________________________________________________
REPORTING                                        9)           SOLE DISPOSITIVE POWER
PERSON                                                                           46,863
WITH                                           ________________________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
_______________________________________________________________________________________________
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,863
_______________________________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
__________________________________________________________________________
13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.32%
__________________________________________________________________________
14)    TYPE OF REPORTING PERSON
IA, OO
__________________________________________________________________________

        SCHEDULE 13D

CUSIP No. 871551107                                                                        Page 8 of 30 Pages

1)    NAME OF REPORTING PERSON
Barington Companies Offshore Fund, Ltd.
 _______________________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                              (b)            ☐
_______________________________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________________________
4)    SOURCE OF FUNDS        WC
_______________________________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
_______________________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
_______________________________________________________________________________________________
 7)           SOLE VOTING POWER
NUMBER OF                                                                451,590
SHARES                                     ________________________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           ________________________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           451,590
WITH                                           ________________________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
_______________________________________________________________________________________________
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
451,590
_______________________________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
__________________________________________________________________________
13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.08%
__________________________________________________________________________
14)    TYPE OF REPORTING PERSON
OO
__________________________________________________________________________

        SCHEDULE 13D

CUSIP No. 871551107                                                                        Page 9 of 30 Pages

1)            NAME OF REPORTING PERSON
Barington Offshore Advisors II, LLC
 _____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  ☒
                              (b)          ☐
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS    OO
______________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
________________________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
________________________________________________________________________________________________
 7)           SOLE VOTING POWER
NUMBER OF                                                                451,590
SHARES                                    _________________________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           ________________________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           451,590
WITH                                           ________________________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
_______________________________________________________________________________________________
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
451,590
_______________________________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
__________________________________________________________________________
13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.08%
__________________________________________________________________________
14)    TYPE OF REPORTING PERSON
IA, OO
__________________________________________________________________________

        SCHEDULE 13D

CUSIP No. 871551107                                                                        Page 10 of 30 Pages

1)           NAME OF REPORTING PERSON
Barington Capital Group, L.P.
 _______________________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                              (b)            ☐
_______________________________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________________________
4)    SOURCE OF FUNDS    OO
_______________________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
_______________________________________________________________________________________________
6)CITIZENSHIP OR PLACE OF ORGANIZATION
New York
_______________________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                900,946
SHARES                                     ________________________________________________________________________
BENEFICIALLY                                  8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           ________________________________________________________________________
REPORTING                                        9)           SOLE DISPOSITIVE POWER
PERSON                                                                           900,946
WITH                                           ________________________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
_______________________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
900,946
_______________________________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES  ☐
__________________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.14%
__________________________________________________________________________
14)           TYPE OF REPORTING PERSON
PN
__________________________________________________________________________

        SCHEDULE 13D

CUSIP No. 871551107                                                                        Page 11 of 30 Pages

1)           NAME OF REPORTING PERSON
LNA Capital Corp.
 ________________________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                              (b)            ☐
________________________________________________________________________________________________
3)    SEC USE ONLY
________________________________________________________________________________________________
4)    SOURCE OF FUNDS    OO
________________________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
________________________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
________________________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                900,946
SHARES                                      ________________________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           ________________________________________________________________________
REPORTING                                        9)           SOLE DISPOSITIVE POWER
PERSON                                                                           900,946
WITH                                           ________________________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
_______________________________________________________________________________________________
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
900,946
_______________________________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
__________________________________________________________________________
13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.14%
__________________________________________________________________________
14)    TYPE OF REPORTING PERSON
CO
__________________________________________________________________________

        SCHEDULE 13D

CUSIP No. 871551107                                                                        Page 12 of 30 Pages

1)    NAME OF REPORTING PERSON
James A. Mitarotonda
 ______________________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                              (b)            ☐
_______________________________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________________________
4)    SOURCE OF FUNDS    OO
_______________________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
_______________________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
United States
_______________________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                900,946
SHARES                                     ________________________________________________________________________
BENEFICIALLY                                  8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           ________________________________________________________________________
REPORTING                                        9)           SOLE DISPOSITIVE POWER
PERSON                                                                           900,946
WITH                                           ________________________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
_______________________________________________________________________________________________
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
900,946
_______________________________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
__________________________________________________________________________
13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.14%
__________________________________________________________________________
14)    TYPE OF REPORTING PERSON
IN
__________________________________________________________________________

        SCHEDULE 13D

CUSIP No. 871551107                                                                        Page 13 of 30 Pages

1)    NAME OF REPORTING PERSON
RJG Capital Partners, L.P.
 ____________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                              (b)            ☐
____________________________________________________________________________________
3)    SEC USE ONLY
____________________________________________________________________________________
4)    SOURCE OF FUNDS    WC
____________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
____________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
____________________________________________________________________________________
 7)           SOLE VOTING POWER
NUMBER OF                                                                17,200
SHARES                                     _____________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           _____________________________________________________________
REPORTING                                        9)           SOLE DISPOSITIVE POWER
PERSON                                                                           17,200
WITH                                           _____________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
____________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,200
____________________________________________________________________________________
12)           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
____________________________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12%
____________________________________________________________________________________
14)           TYPE OF REPORTING PERSON
PN
____________________________________________________________________________________

        SCHEDULE 13D

CUSIP No. 871551107                                                                        Page 14 of 30 Pages

1)            NAME OF REPORTING PERSON
RJG Capital Management, LLC
 ________________________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                              (b)            ☐
________________________________________________________________________________________________
3)    SEC USE ONLY
________________________________________________________________________________________________
4)    SOURCE OF FUNDS    OO
________________________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
________________________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
________________________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                17,200
SHARES                                    _________________________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           ________________________________________________________________________
REPORTING                                        9)           SOLE DISPOSITIVE POWER
PERSON                                                                           17,200
WITH                                           ________________________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
_______________________________________________________________________________________________
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,200
_______________________________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
__________________________________________________________________________
13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12%
__________________________________________________________________________
14)    TYPE OF REPORTING PERSON
OO
__________________________________________________________________________

        SCHEDULE 13D

CUSIP No. 871551107                                                                        Page 15 of 30 Pages

1)    NAME OF REPORTING PERSON
Ronald J. Gross
 _______________________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) x
                               (b)     ☐
_______________________________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________________________
4)    SOURCE OF FUNDS    OO
_______________________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
_______________________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
United States
_______________________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                17,200
SHARES                                     ________________________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           ________________________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           17,200
WITH                                           ________________________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
_______________________________________________________________________________________________
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,200
_______________________________________________________________________________________________
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
__________________________________________________________________________
13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12%
__________________________________________________________________________
14)           TYPE OF REPORTING PERSON
IN
__________________________________________________________________________

        Page  16 of 30 Pages

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 21, 2007 (the "Statement"), by and on behalf of Barington Companies Equity Partners, L.P. and others with respect to the common stock, par value $0.05 per share (the "Common Stock"), of Syms Corp., a New Jersey corporation (the "Company").  The principal executive offices of the Company are located at Syms Way, Secaucus, New Jersey 07094.

Item 2.                      Identity and Background.

Item 2(a) - (c) of the Statement is hereby amended and restated as follows:

(a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Benchmark Opportunitas Fund plc, Barington Offshore Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, RJG Capital Partners, L.P., RJG Capital Management, LLC and Ronald J. Gross (each, a “Reporting Entity” and, collectively, the “Reporting Entities”).

As of October 26, 2007, the Reporting Entities are the beneficial owners of, in the aggregate, 918,146 shares of Common Stock, representing approximately 6.25% of the shares of Common Stock presently outstanding.

 Barington Companies Equity Partners, L.P. is a Delaware limited partnership.  The principal business of Barington Companies Equity Partners, L.P. is acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Barington Investments, L.P. is a Delaware limited partnership.  The principal business of Barington Investments, L.P. is acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of Barington Investments, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

           Benchmark Opportunitas Fund plc is a public limited company incorporated under the laws of Ireland as an investment company.  The principal business of Benchmark Opportunitas Fund plc is acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of Benchmark Opportunitas Fund plc is Styne House, 2nd Floor, Upper Hatch Street, Dublin 2, Ireland.  The directors of Benchmark Opportunitas Fund plc and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

Barington Companies Offshore Fund, Ltd. is an international business company organized under the laws of the British Virgin Islands.  The principal business of Barington Companies Offshore Fund, Ltd. is acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of Barington Companies Offshore Fund, Ltd. is c/o Bison Financial Services Limited, Bison Court, Road Town, Tortola, British Virgin Islands.  The executive officers and directors of Barington Companies Offshore

Page  17 of 30 Pages

Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2.

The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC.  Barington Companies Investors, LLC is a Delaware limited liability company.  The principal business of Barington Companies Investors, LLC is serving as the general partner of Barington Companies Equity Partners, L.P.  The address of the principal business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019.  James A. Mitarotonda is the Managing Member of Barington Companies Investors, LLC.

The general partner of Barington Investments, L.P. is Barington Companies Advisors, LLC.  Barington Companies Advisors, LLC is a Delaware limited liability company.  The principal business of Barington Companies Advisors, LLC is serving as the general partner of Barington Investments, L.P.  The address of the principal business and principal office of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019.  James A. Mitarotonda is the Managing Member of Barington Companies Advisors, LLC.

The investment advisor of Benchmark Opportunitas Fund plc is Barington Offshore Advisors, LLC.  Barington Offshore Advisors, LLC is a Delaware limited liability company.  The principal business of Barington Offshore Advisors, LLC is serving as the investment advisor of Benchmark Opportunitas Fund plc.  The address of the principal business and principal office of Barington Offshore Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019.  James A. Mitarotonda is the Managing Member of Barington Offshore Advisors, LLC.

The investment advisor of Barington Companies Offshore Fund, Ltd. is Barington Offshore Advisors II, LLC.  Barington Offshore Advisors II, LLC is a Delaware limited liability company.  The principal business of Barington Offshore Advisors II, LLC is serving as the investment advisor of Barington Companies Offshore Fund, Ltd.  The address of the principal business and principal office of Barington Offshore Advisors II, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019.  James A. Mitarotonda is the Managing Member of Barington Offshore Advisors II, LLC.

Barington Companies Investors, LLC, Barington Companies Advisors, LLC, Barington Offshore Advisors, LLC and Barington Offshore Advisors II, LLC are each majority-owned subsidiaries of Barington Capital Group, L.P.  Barington Capital Group, L.P. is a New York limited partnership.  The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

The general partner of Barington Capital Group, L.P. is LNA Capital Corp.  LNA Capital Corp. is a Delaware corporation.  The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P.  The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.  James A. Mitarotonda is the sole stockholder and director of LNA Capital Corp.  The executive officers of LNA Capital Corp. and their principal occupations and business addresses are set forth on Schedule III and incorporated by reference in

Page  18 of 30 Pages

this Item 2.  The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P.  The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

RJG Capital Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of RJG Capital Partners, L.P. is 11517 West Hill Drive, North Bethesda, Maryland 20852.

The general partner of RJG Capital Partners, L.P. is RJG Capital Management, LLC.  RJG Capital Management, LLC is a Delaware limited liability company formed to be the general partner of RJG Capital Partners, L.P.  The address of the principal business and principal office of RJG Capital Management, LLC is 11517 West Hill Drive, North Bethesda, Maryland 20852.  Ronald J. Gross is the Managing Member of RJG Capital Management, LLC.  The business address of Mr. Gross is c/o RJG Capital Management, LLC, 11517 West Hill Drive, North Bethesda, Maryland 20852.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.  Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

Item 2(d) - (f) of the Statement is hereby amended and restated as follows:

(d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in Item 2 is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of the United Kingdom, Jonathan Clipper, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of Bermuda and the United Kingdom, Jim Cleary, a director of Benchmark Opportunitas Fund plc, who is a citizen of Ireland, Andreas Jeschko, a director of Benchmark Opportunitas Fund plc, who is a citizen of Austria, Karen Kisling, a director of Benchmark Opportunitas Fund plc, who is a citizen of Austria, and Carl O’Sullivan, a director of Benchmark Opportunitas Fund plc, who is a citizen of Ireland.

Item 3.                      Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Statement is hereby amended and supplemented as follows:

Page  19 of 30 Pages

The reporting entities purchased an aggregate of 196,902 shares of Common Stock. The amount of funds expended for such purchases was approximately $85,786.16 by Barington Companies Equity Partners, L.P., $360,423.13 by Barington Investments, L.P., $125,870.63 by Benchmark Opportunitas Fund plc, $2,351,632.37 by Barington Companies Offshore Fund, Ltd. and $225,523.46 by RJG Capital Partners, L.P.

Page  20 of 30 Pages

Item 4.                      Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this Statement relates in order to increase its equity position in the Company, the Common Stock of which, in the opinion of the Reporting Entities, remains undervalued.

The Reporting Entities support the real estate sales that have been announced by the Company to date as part of the Company’s efforts to improve shareholder value.  The Reporting Entities recommend that the Company continue these efforts to monetize the Company’s real estate assets.

The Reporting Entities also support the past efforts of the Company to return cash to its shareholders through share repurchases and the payment of special dividends.  The Reporting Entities note that the Company has significant availability to repurchase its shares under its current share repurchase program and recommend that the Company increase its efforts in this regard.

Finally, the Reporting Entities recommend that the Company consider additional measures to improve shareholder value, including the exploration of strategic alternatives for the Company’s operating business at an appropriate time.

Item 5.                      Interest in Securities of the Issuer.

Item 5(a) - (c) of the Statement are hereby amended and restated as follows:

(a) As of October 26, 2007, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 266,376 shares of Common Stock, representing approximately 1.81% of the shares of Common Stock presently outstanding based upon the 14,681,179 shares of Common Stock reported by the Company to be issued and outstanding as of September 25, 2007 in its Form 10-Q filed with the SEC on October 5, 2007 (the “Issued and Outstanding Shares”).

As of October 26, 2007, Barington Investments, L.P. beneficially owns 136,117 shares of Common Stock, constituting approximately 0.93% of the Issued and Outstanding Shares.  As of October 26, 2007, Benchmark Opportunitas Fund plc beneficially owns 46,863 shares of Common Stock, constituting approximately 0.32% of the Issued and Outstanding Shares.  As of October 26, 2007, Barington Companies Offshore Fund, Ltd. beneficially owns 451,590 shares of Common Stock, constituting approximately 3.08% of the Issued and Outstanding Shares.  As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 266,376 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., representing approximately 1.81% of the Issued and Outstanding Shares.  As the general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 136,117 shares of Common Stock beneficially owned by Barington Investments, L.P., representing approximately 0.93% of the Issued and Outstanding Shares.  As the investment advisor to Benchmark Opportunitas Fund plc, Barington Offshore Advisors, LLC may be deemed to beneficially own the 46,863 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc, representing approximately 0.32% of the Issued and Outstanding Shares.  As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC may be deemed to beneficially own the 451,590 shares of Common Stock

Page  21 of 30 Pages

beneficially owned by Barington Companies Offshore Fund, Ltd. representing approximately 3.08% of the Issued and Outstanding Shares.  As the majority member of Barington Companies Advisors, LLC, Barington Companies Investors, LLC, Barington Offshore Advisors, LLC and Barington Offshore Advisors II, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 266,376 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 136,117 shares of Common Stock beneficially owned by Barington Investments, L.P., the 46,863 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc and the 451,590 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 900,946 shares, constituting approximately 6.14% of the Issued and Outstanding Shares.  As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 266,376 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 136,117 shares of Common Stock beneficially owned by Barington Investments, L.P., the 46,863 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc and the 451,590 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 900,946 shares of Common Stock, constituting approximately 6.14% of the Issued and Outstanding Shares.  As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 266,376 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 136,117 shares of Common Stock beneficially owned by Barington Investments, L.P., the 46,863 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc and the 451,590 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 900,946 shares of Common Stock, constituting approximately 6.14% of the Issued and Outstanding Shares.  Mr. Mitarotonda has sole voting and dispositive power with respect to the 266,376 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 136,117 shares of Common Stock beneficially owned by Barington Investments, L.P., the 46,863 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc and the 451,590 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd.  Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

As of October 26, 2007, RJG Capital Partners, L.P. beneficially owns 17,200 shares of Common Stock, constituting approximately 0.12% of the Issued and Outstanding Shares.  As the general partner of RJG Capital Partners, L.P., RJG Capital Management, LLC may be deemed to beneficially own the 17,200 shares owned by RJG Capital Partners, L.P., constituting approximately 0.12% of the Issued and Outstanding Shares.  As the managing member of RJG Capital Management, LLC, which in turn is the general partner of RJG Capital Partners, L.P., Mr. Gross may be deemed to beneficially own the 17,200 shares owned by RJG Capital Partners, L.P., constituting approximately 0.12% of the Issued and Outstanding Shares.  Mr. Gross has sole voting and dispositive power with respect to the 17,200 shares owned by RJG Capital Partners, L.P. by virtue of his authority to vote and dispose of such shares.  Mr. Gross disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.  Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

Page  22 of 30 Pages

(b)           Each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares of Common Stock each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares.  Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other Reporting Entities within the same chain of ownership.  Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

(c)           Information concerning all transactions in shares of Common Stock effected by the Reporting Persons since the filing of the Statement are described in Schedule IV attached hereto and incorporated herein by reference.

Page  23 of 30 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:                      October 29, 2007

BARINGTON COMPANIES EQUITY PARTNERS, L.P.
By:Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:    Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON INVESTMENTS, L.P.
By: Barington Companies Advisors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   Managing Member

BARINGTON COMPANIES ADVISORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   Managing Member

BENCHMARK OPPORTUNITAS FUND PLC
By: Barington Offshore Advisors, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   Managing Member

Page  24 of 30 Pages

BARINGTON OFFSHORE ADVISORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   Managing Member

BARINGTON COMPANIES OFFSHORE FUND, LTD.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   President

BARINGTON OFFSHORE ADVISORS II, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   Managing Member

BARINGTON CAPITAL GROUP, L.P.
By:  LNA Capital Corp., its general
  partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   President and CEO

/s/ James A. Mitarotonda
James A. Mitarotonda

Page  25 of 30 Pages

RJG CAPITAL PARTNERS, L.P.

By: RJG Capital Management, LLC, its general partner

By: /s/ Ronald J. Gross
Name: Ronald J. Gross
Title: Managing Member

RJG CAPITAL MANAGEMENT, LLC

By: /s/ Ronald J. Gross
Name: Ronald J. Gross
Title:   Managing Member

/s/ Ronald J. Gross
Ronald J. Gross

Page  26 of 30 Pages

 SCHEDULE I

Directors of Benchmark Opportunitas Fund plc

Name and Position	Principal Occupation	Principal Business Address
Jim Cleary Director	Principal of Cleary Consulting	Oriel, 25 Revington Park, North Circular Road, Limerick, Ireland

Andreas Jeschko Director	Chief Executive Officer of Benchmark Advisory Limited and Benchmark Capital Management GmbH	23 Regent House, Bisazza Street, SLM15, Sliema, Malta

Karin Kisling Director	Chief Investment Officer of Benchmark Advisory Limited	23 Regent House, Bisazza Street, SLM15, Sliema, Malta

Carl O’Sullivan Director	Partner, Arthur Cox	Earlsfort Centre Earlsfort Terrace Dublin 2 Ireland

Page  27 of 30 Pages

SCHEDULE II

Directors and Officers of Barington Companies Offshore Fund, Ltd.

Name and Position                    Principal Occupation                   Principal Business Address

James A. Mitarotonda               Chairman and Chief Executive                 888 Seventh Avenue
Director and President               Officer of Barington Capital                     17th Floor
                   Group, L.P.                                                                              New York, NY 10019

Sebastian E. Cassetta                Senior Managing Director and                    888 Seventh Avenue
Director                        Chief Operating Officer of                     17thFloor
                  Barington Capital Group, L.P.                  New York, NY 10019

Jonathan Clipper                    Managing Director of                       7 Reid Street, Suite 108
Director                        Bedford Management Ltd.                   Hamilton HM11, Bermuda

Graham Cook                       Director/Manager, Corporate                  Bison Court
Director                         Services of Byson Financial                   P.O. Box 3460
                   Services, Ltd.                             Road Town, Tortola
            British Virgin Islands

Citigroup Fund Services, Ltd.           Fund Administration                    Washington Mall 1, 3rd Flr.
Secretary                                                            22 Church Street
            Hamilton HM11, Bermuda

Seth I. Berman                    Chief Financial Officer of                      888 Seventh Avenue
Treasurer                         Barington Capital Group, L.P.                  17th Floor
            New York, NY 10019

Page  28 of 30 Pages

SCHEDULE III

Officers of LNA Capital Corp.

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda President and CEO	Chairman and Chief Executive Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Sebastian E. Cassetta Secretary	Senior Managing Director and Chief Operating Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Seth I. Berman Treasurer	Chief Financial Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Page  29 of 30 Pages

SCHEDULE IV

This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by a Reporting Entity since the filing of the Statement.  All transactions were effectuated in the open market through a broker.

Shares purchased by Barington Companies Equity Partners, L.P.

                                                                        Number of
Date                                                                   Shares                              Price Per Share                       Cost(*)
------                                                                --------------                          -------------------                       --------------
10/15/2007                                                           1,084                                  $14.000                                $15,176.00
10/16/2007                                                           2,044                                  $13.946                                $28,505.62
10/19/2007                                                           189                                     $12.790                                $2,417.31
10/25/2007                                                           2,158                                  $12.869                                $27,771.30
10/26/2007                                                           923                                     $12.910                                $11,915.93

Shares purchased by Barington Investments, L.P.

                             Number of
Date                          Shares                           Price Per Share                           Cost(*)
------                                                                --------------                      --------------------                           -----------
7/10/2007                                                              2,242                                $17.605                                 $39,470.41
7/11/2007                                                              788                                   $17.871                                 $14,082.35
7/16/2007                                                              1,795                                $17.847                                 $32,035.37
7/17/2007                                                              29                                     $17.890                                 $518.81
7/18/2007                                                              680                                   $17.980                                 $12,226.40
7/20/2007                                                              2,682                                $17.833                                 $47,828.11
7/23/2007                                                              697                                   $17.927                                 $12,495.12
7/24/2007                                                              6,180                                $16.606                                 $102,625.08
7/30/2007                                                              697                                   $13.995                                 $9,754.52
7/31/2007                                                              1,452                                $14.761                                 $21,432.97
8/2/2007                                                                593                                   $14.031                                 $8,320.38
10/15/2007                                                            212                                   $14.000                                 $2,968.00
10/16/2007                                                            982                                   $13.946                                 $13,694.97
10/19/2007                                                            80                                     $12.790                                 $1,023.20
10/24/2007                                                            891                                   $12.582                                 $11,210.56
10/25/2007                                                            1,934                                $12.869                                 $24,888.65
10/26/2007                                                            453                                   $12.910                                 $5,848.23

Shares purchased and sold by Benchmark Opportunitas Fund plc

                                 Number of
Date                                   Shares                Price Per Share             Cost(*)
-------                            --------------               --------------------                 -----------
7/10/2007                                      1,391                                $17.605                                 $24,488.56
7/11/2007                                      489                                   $17.871                                 $8,738.92
7/16/2007                                      524                                   $17.847                                 $9,351.83
7/17/2007                                      8                                       $17.890                                 $143.12
7/18/2007                                      199                                   $17.980                                 $3,578.02
7/20/2007                                      784                                   $17.833                                 $13,981.07

Page  30 of 30 Pages

7/23/2007                                      204                                   $17.927                                 $3,657.11
7/24/2007                                      1,806                                $16.606                                 $29,990.44
7/30/2007                                      204                                   $13.995                                 $2,854.98
7/31/2007                                      424                                   $14.761                                 $6,258.66
8/2/2007                                        173                                   $14.031                                 $2,427.36
9/4/2007                                        (20,000)                           $16.270                                 $(325,400.00)
9/7/2007                                        (11,500)                           $15.730                                 $(180,895.00)
10/15/2007                                                           73                                      $14.000                                 $1,022.00
10/16/2007                                                           338                                    $13.946                                 $4,713.75
10/19/2007                                                           17                                      $12.790                                 $217.43
10/24/2007                                                           307                                    $12.582                                 $3,862.67
10/25/2007                                                           666                                    $12.869                                 $8,570.75
10/26/2007                                                           156                                    $12.910                                 $2,013.96

Shares purchased by Barington Companies Offshore Fund, Ltd.

                                Number of
Date                                  Shares                 Price Per Share             Cost(*)
------                                       --------------             -------------------                  -----------
7/10/2007                                      11,167                               $17.605                                $196,595.04
7/11/2007                                      3,923                                 $17.871                                $70,107.93
7/16/2007                                      9,790                                 $17.847                                $174,722.13
7/17/2007                                      163                                    $17.890                                $2,916.07
7/18/2007                                      3,712                                 $17.980                                $66,741.76
7/20/2007                                      14,634                               $17.833                                $260,968.12
7/23/2007                                      3,799                                 $17.927                                $68,104.67
7/24/2007                                      33,714                               $16.606                                $559,854.68
7/30/2007                                      3,799                                 $13.995                                $53,167.01
7/31/2007                                      7,924                                 $14.761                                $116,966.16
8/2/2007                                        3,234                                 $14.031                                $45,376.25
9/4/2007                                        20,000                               $16.270                                $325,400.00
9/7/2007                                        11,500                               $15.730                                $180,895.00
10/15/2007                                                            31                                      $14.000                                $434.00
10/16/2007                                                            3,138                                 $13.946                                $43,762.55
10/19/2007                                                            314                                    $12.790                                $4,016.06
10/24/2007                                                            4,702                                 $12.582                                $59,160.56
10/25/2007                                                            8,042                                 $12.869                                $103,492.50
10/26/2007                                                            1,468                                 $12.910                                $18,951.88

Shares purchased by RJG Capital Partners, L.P.

                                Number of
Date                             Shares        Price Per Share                   Cost(*)
------                                    -------------            -------------------                    -----------
7/24/2007                                      3,200                                 $16.703                                $53,450.88
7/25/2007                                      300                                    $16.200                                $4,860.00
7/26/2007                                      1,400                                 $15.771                                $22,078.98
7/27/2007                                      1,800                                 $15.093                                $27,167.94
7/30/2007                                      2,400                                 $13.985                                $33,564.96
8/1/2007                                       1,700                                  $14.169                                $24,087.98
8/2/2007                                        500                                    $14.042                                $7,021.00
8/3/2007                                       1,100                                  $13.766                                $15,143.04
10/16/2007                                                            500                        $13.590                                $6,795.00
10/18/2007                                                            800                        $13.648                                $10,918.64
10/22/2007                                                            500                        $13.334                                $6,667.00
10/24/2007                                                            800                        $12.451                                $9,961.04
10/25/2007                                                            300                        $12.690                                $3,807.00

----------

(*)    Excludes commissions and other execution-related costs.